# SEC Schedule 13G/A (Amendment No. 23) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: AudioCodes Ltd., CIK 0001086434
CUSIP: M15342104
Title of class of securities: Ordinary Shares, NIS 0.01 par value
Address of issuer's principal executive offices: 6 Ofra Haza Street Or, Yehuda, Israel (L3), 6032303
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001104659-25-011322
Filed by CIK 0001215547

## Reporting persons
- Shabtai Adlersberg: type of reporting person: individual (IN); citizenship or place of organization: Israel (L3); sole voting power 4,742,253; shared voting power 0; sole dispositive power 4,742,253; shared dispositive power 0; aggregate amount beneficially owned 4,742,253 (17.5% of the class)
  Comment: The percentage calculation in Item 11 is rounded to the nearest tenth and based on 27,089,259 outstanding shares as of December 31, 2025 (which does not include treasury shares outstanding as of December 31, 2025). Such calculation of percentage includes restricted share units and options to purchase 50,000 ordinary shares that are currently exercisable or exercisable within 60 days of December 31, 2025.

## Item 1. Issuer
Name of issuer: AudioCodes Ltd.
Address of issuer's principal executive offices: 6 Ofra Haza Street Or Yehuda, Israel, 6032303

## Item 2. Person Filing
Name of person filing: Shabtai Adlersberg
Address of principal business office or, if none, residence: 6 Ofra Haza Street, Or Yehuda, 6032303
Citizenship: Israel

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 4,742,253
Percent of class: 17.5
Sole power to vote or to direct the vote: 4,742,253
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 4,742,253
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Shabtai Adlersberg: /s/ Shabtai Adlersberg, Shabtai Adlersberg (02/12/2026)